

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail



31st July, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 31st July 2006, confirming that Lehman Brothers International (Europe) no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 06/68

Company Announcements Office,
London Stock Exchange.

31st July, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Lehman Brothers International (Europe), in a letter dated and received by fax after the close of business on 28th July 2006, that, as of 27th July 2006, it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231